July 1, 2025

Mr. Jeff Foor
Ms. Rotter
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Allspring Funds Trust, File Nos. 333-287668 and 811-09253 (the “Registrant”)

Dear Mr. Foor and Ms. Rotter:

On behalf of the Registrant, I am responding to Mr. Foor’s comments delivered via telephone on July 1, 2025, to the registration statement initially filed May 30, 2025, on Form N-14, accession no. 0001081400-25-000246 and the subsequent amendment filing made on June 27, 2025, on Form N-14, accession no. 0001081400-25-000267 (the “Registration Statement”). The Registration Statement relates to the acquisition of the assets (each, a “Merger”) of (1) Allspring Adjustable Rate Government Fund by Allspring Ultra Short-Term Income Fund, (2) Allspring Discovery Small Cap Growth Fund by Allspring Emerging Growth Fund and (3) Allspring Large Company Value Fund by Allspring Special Large Cap Value Fund (each, a “Fund,” and together, the “Funds”) and includes a Prospectus/Information Statement (the “Prospectus/Information Statement”) and a Merger Statement of Additional Information (the “Merger SAI”). Capitalized terms not defined herein are intended to refer to the defined terms used in the Prospectus/Information Statement and/or Merger SAI referenced above.

Disclosure Comments:

The following comments relate to Part C of the Registration Statement

Comment 1:
In relation to the signature page, you asked that per Section 6(a) for the Securities Act of 1933, we confirm via correspondence that one of the signatories is the Registrant’s Chief Accounting Officer/Controller.

Response 1:
We note that the signature page accompanying the Registrant’s Registration Statement filings on Form N-14 identified Mr. DePalma as the Registrant’s Principal Financial Officer and Treasurer. We believe that this title clearly indicates that Mr. DePalma is functioning in a role equivalent to that of Chief Accounting Officer/Controller.

**********************

The Registrant filed an amended Prospectus/Information Statement on July 1, 2025. Such filing incorporated your prior comments, where applicable, and made no other changes other than the requested updates to relevant powers of attorney. The Registrant requested that the SEC staff declare that filing effective on July 1, 2025, or such other date as reasonably practicable.

Please feel free to call me on (857) 990-1101 if you have any questions or comments on this matter.

Sincerely,
/s/ Maureen E. Towle

Maureen E. Towle
Managing Counsel
ALLSPRING GLOBAL INVESTMENTS